Exhibit C

MINDRAY MEDICAL INTERNATIONAL LIMITED
OFFER TO EXCHANGE
STOCK OPTIONS
FOR REPLACEMENT OPTIONS
EXPIRES MARCH 15, 2009
OFFER CIRCULAR
     Mindray Medical International Limited (“Mindray,” “we,” “our” or “us”) is offering our eligible employees the right to exchange vested and unvested outstanding options to purchase Class A ordinary shares of Mindray, par value HK$0.001 per share (the “Shares”) with an exercise price greater than $24 per Share granted under the Mindray Medical International Limited Share Incentive Plan, as amended and restated (the “Share Incentive Plan”) for the right to receive replacement options under the Share Incentive Plan that will entitle the holder to purchase a fewer number of Shares. This offer is referred to as the “Offer.” The terms and conditions of the Offer and the right to receive replacement options are described in this offer circular (this “Offer Circular”).
     It is important that you read the detailed terms of the Offer that are contained in the “Terms of the Offer” section in this Offer Circular. Also be sure to carefully read the “Risk Factors” section in this Offer Circular. Capitalized terms used in this Offer Circular are defined in this Offer Circular.
The date of this Offer Circular is March 10, 2009.
This Offer will expire at 11:00 p.m., Eastern Time, on March 15, 2009, unless we extend the expiration date.

SUMMARY OF OFFER EXPIRING MARCH 15, 2009
          The following is a summary of some of the key terms and conditions of the Offer. It is important that you read the detailed terms and related risks of the Offer that are contained in the “Terms of the Offer” section in this Offer Circular.
•	Reasons for the Offer. We grant our employees stock options to purchase our Shares under our Share Incentive Plan. Our American Depository Shares (“ADSs”) are traded on the New York Stock Exchange (“NYSE”), and each ADS represents one Share. Unfortunately, because of the current economic conditions and the decline in the current market price of our ADSs, the outstanding stock options held by our employees have exercise prices that are significantly higher than the current market price of our ADSs and no longer provide the incentives that we intended when we granted them. These options are commonly referred to as being “underwater.” To help provide you with the right incentives, our Board of Directors approved this option exchange program. You, of course, do not have to accept the Offer.
•	Employees eligible for the Offer. You must be an employee of Mindray or one of its affiliates holding Eligible Options (defined below) at the expiration time of the Offer in order to participate in the Offer.
•	Options eligible for the Offer. Stock options (vested and unvested) granted under our Share Incentive Plan that have an exercise price greater than $24 per Share are eligible to be exchanged for the right to be granted replacement options. These options are referred to as your “Eligible Options.” You may not elect to tender only a portion of your Eligible Options. That is, you must accept or reject the Offer as to all of your Eligible Options. Partial tenders are not permitted.
•	Grant of Replacement Options. If you accept the Offer, your Eligible Options will terminate on the first business day after the date the Offer expires and you will be granted replacement options from us on that date. These options are referred to as your “Replacement Options.” Your Replacement Options will have an exercise price per Share equal to the last reported sales price per ADS on the NYSE on the last trading day immediately preceding the date the Replacement Options are granted.
•	Number of Shares covered by Replacement Options. The Offer is not a one-for-one exchange. The intent of this Offer is for the fair value of the Replacement Options you receive to be approximately equivalent to the fair value of the Eligible Options you tender for exchange. Because the Replacement Options have a lower exercise price than the exercise price of the Eligible Options they replace, the number of Shares that the Replacement Options will entitle you to purchase will be less than the number of Shares you had the right to purchase under the Eligible Options you tender for exchange. The number of Replacement Options issued in exchange for tendered Eligible Options will be determined based upon an exchange ratio. The exchange ratio represents the number of Shares underlying the tendered Eligible Option that will be cancelled in exchange for one Share underlying the Replacement Option.

•	Other terms and conditions of Replacement Options. Replacement Options issued in exchange for tendered Eligible Options will have the same vesting terms and expiration date as the Eligible Options they replace. All other terms and conditions of the Replacement Options will be substantially similar to those of the Eligible Options they replace. Each Replacement Option will be granted pursuant to our Share Incentive Plan and, accordingly, will be governed by the terms and conditions of the Share Incentive Plan and a new award agreement between you and Mindray.
•	When does the Offer expire? The Offer will expire at 11:00 p.m. Eastern Time, on March 15, 2009. We may however, extend the Offer. If you want to accept the Offer, we must receive your election form before the expiration time of the Offer, otherwise you will be deemed to have rejected the Offer.
          Participation in this Offer is completely voluntary, and there are no penalties for electing not to participate. If you chose not to participate, you will not receive any Replacement Options, and your Eligible Options will remain unchanged and in effect according to their terms and conditions.
          You should have an election form that we gave you along with this Offer Circular (your “Election Form”). You should also have:
•	a copy of our Share Incentive Plan, and

•	a copy of each written option agreement that has been signed by Mindray and evidences each of your option grants under our Share Incentive Plan (your “Option Agreements”).
          If you need another copy of any of these documents, contact Maryellen Hoffman at (201) 995-8303 or at me.hoffman@datascopemonitors.us. A copy of the Share Incentive Plan is also available at http://idea.sec.gov/Archives/edgar/data/1373060/000114554906001273/h00529exv10w1.txt
          It is important for you to have these documents available and be able to refer to them as you read this Offer Circular and decide whether you want to accept the Offer.
IMPORTANT
          If you want to participate in this Offer, before this Offer expires you must complete and sign the Election Form that we have provided to you and deliver the properly executed Election Form to us according to the instructions contained therein.
          To inform yourself about this Offer, we recommend that you:
•	read this entire document, your Election Form, the form Notice of Stock Option Award and Stock Option Award Agreement (the “Award Agreement”), your Individual Option Statement that was prepared for you, and our Share Incentive Plan as these documents contain important information; and

•	call Maryellen Hoffman at (201) 995-8303, or send her an email at me.hoffman@datascopemonitors.us if you have questions or need another copy of this document or any of the other documents listed above.
          We are making this Offer upon the terms and conditions described in this Offer Circular and the Offer is not conditioned on any minimum number of options being exchanged or number of eligible participants electing to participate. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Offer. Any representation to the contrary is a criminal offense.
          ALTHOUGH OUR COMPENSATION COMMITTEE AND BOARD OF DIRECTORS HAVE APPROVED THIS OFFER, NEITHER WE NOR OUR COMPENSATION COMMITTEE OR BOARD OF DIRECTORS MAKE ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTIONS.
          You should only rely on the information contained in this Offer Circular, as it may be amended from time to time. You should not assume that the information provided in this Offer Circular is accurate as of any date other than the date as of which it is shown or, if no date is otherwise indicated, the date of this Offer Circular. This Offer Circular summarizes various documents and other information. These summaries are qualified in their entirety by reference to the documents and information to which they relate. We have not authorized anyone to provide you with different information. We are not making an offer in any jurisdiction where the offer is not permitted. However, we may, at our sole discretion, take any actions necessary for us to make the Offer to option holders in any of these jurisdictions.
          If you have any questions about the impact of the Offer on your financial status, you should consult your personal financial advisor.

TERMS OF THE OFFER
The precise terms and conditions of the Offer are contained in the responses to the following questions.
•	Background and Reasons for the Offer: Questions 1 through 2

•	Risks of the Offer: Question 3

•	The Offer: Questions 4 through 20

•	Description of Terms and Conditions of Replacement Options: Questions 21 through 27

•	Other Provisions; Administration: Questions 28 through 31

•	Federal Income Tax Consequences: Questions 32 through 37
Capitalized terms not otherwise defined in this Section have the meanings given to those terms elsewhere in this Offer Circular.
BACKGROUND AND REASONS FOR THE OFFER
This section generally describes why we are making the Offer and answers some questions that you may have regarding the general structure of the Offer.
1.	Why is Mindray making the Offer?

We are making the Offer because we believe that your options no longer provide the incentives we had intended. We grant our employees stock options to purchase our Shares under our Share Incentive Plan. Our ADSs are traded on the NYSE, and each ADS represents one Share. Unfortunately, because of the current economic conditions and the decline in the current market price of our ADSs, the outstanding stock options held by our employees have exercise prices that are significantly higher than the current market price of our ADSs and no longer provide the incentives that we intended when we granted them. These options are commonly referred to as being “underwater.” We are making the Offer on a voluntary basis to allow our employees to choose whether to keep their current options at their current exercise prices, or to cancel those options in exchange for the grant of Replacement Options to purchase a lesser number of Shares at a lower exercise price. We are not required to make the Offer.

The Offer gives you an opportunity to receive Replacement Options that over time may have the potential to increase in value greater than your Eligible Options. We believe that, under the circumstances, this is the most efficient way to incentivize employees to increase shareholder value.

2.	Why can’t Mindray just lower the exercise price of my options or grant me additional options?

Granting additional options will result in the issuance of additional Shares that would “dilute” the current ownership of shareholders. Our Board of Directors determined that, under the circumstances, the Offer was the most effective way to incentivize our employees without unduly diluting our shareholders. Re-pricing of Eligible Options was not undertaken because it would not yield the additional benefit of reducing the “overhang” of existing Eligible Options, which is the number of Shares underlying Eligible Options.
RISKS OF THE OFFER
This section generally describes some of the potential risks of the Offer.
3.	What are the potential risks of the Offer?

The Offer involves some potential risks and uncertainties. Therefore, it is important that you read all of the details, terms and conditions contained in this Offer Circular so that you can make an informed decision as to whether to accept the Offer.

The Replacement Options could have a lower value than your Eligible Options. The exercise price of each Replacement Option will equal the last reported sales price per ADS on the NYSE on the last trading day immediately preceding the date the Replacement Options are granted. If the price of our ADSs increases substantially above the exercise price of your Eligible Option after the date on which your Eligible Option is cancelled, that cancelled Eligible Option might prove to have been worth more than the Replacement Option that you receive in exchange for it. In light of this risk of tendering, you may be better off keeping your Eligible Option rather than accepting the Offer.

If your Eligible Options are “incentive stock options” for U.S. Federal tax purposes, the Offer could negatively affect the tax treatment of your incentive stock options even if you do not participate in the Offer. If you do not participate in the Offer, we do not believe that the Offer will change any terms of your Eligible Options. However, the U.S. Internal Revenue Service (the “IRS”) may characterize the Offer as a modification of those Eligible Options that are incentive stock options, even if you decline the Offer. A successful assertion by the IRS that your Eligible Options have been modified could extend the Eligible Options’ holding period to qualify for favorable tax treatment and cause a portion of your Eligible Options to be treated as nonqualified stock options. If you choose not to exchange your Eligible Options and you have been granted incentive stock options, we recommend that you consult with your own tax advisor to determine the tax consequences of the exercise of those Eligible Options and the sale of any Shares that you receive upon exercise of the option.

THE OFFER
This section describes the terms of the Offer, including the deadline for accepting the Offer, eligibility rules, how to accept the Offer, which options may be tendered in the Offer, and other terms and conditions of the Offer.
4.	What is the deadline (expiration time) for the Offer?

If you want to accept the Offer, the deadline for us to receive your Election Form is 11:00 p.m., U.S. Eastern Time, on March 15, 2009, unless we, in our sole discretion, extend the Offer. This date is referred to in this Offer Circular as the “Expiration Date.”

If we do not receive your Election Form before that deadline, you will not be allowed to participate in the exchange.

5.	Who is eligible to participate in the Offer?

You are eligible to participate in the Offer only if you are an Eligible Option holder employee of Mindray or any one of its affiliates at the expiration time of the Offer. If your employment terminates for any reason at any time before the expiration time of the Offer, you are not eligible to participate in the Offer.

6.	Are the terms and conditions of this Offer the same for everyone?

Yes. The terms and conditions of this Offer apply to all employees of Mindray and its affiliates who hold Eligible Options.

7.	What options may I tender/exchange in the Offer?

You may only exchange your “Eligible Options.” Eligible Options are outstanding unexercised vested and unvested stock options held by eligible participants that are granted under our Share Incentive Plan that have an exercise price greater than $24 per Share. You may not elect to tender only a portion of your Eligible Options. That is, you must accept or reject the Offer as to all of your Eligible Options. Your Individual Option Statement that we provided to you along with this Offer Circular sets forth a list of your Eligible Options and the number of Shares underlying each Eligible Option.

8.	How may I accept the Offer?

Read Offer Circular and Other Documents. To accept the Offer, you should first review this Offer Circular and the documents referred to in this Offer Circular.

Complete, Sign and Date Election Form. You should then complete, sign and date the Election Form. If you want to accept the Offer, you must indicate on the Election Form that you accept the Offer and agree to the terms of the Offer.

Return Election Form. You should then mail, email, hand deliver or fax the completed, signed and dated Election Form to Mindray at the following address or fax number for receipt prior to 11:00 p.m., U.S. Eastern Time, on March 15, 2009, or any later expiration time to which the Offer has been extended:
Address:
Maryellen Hoffman
Manager, Human Resources
Datascope Patient Monitoring
A Mindray Global Company
800 MacArthur Blvd.
Mahwah, NJ 07430
Email Address: me.hoffman@datascopemonitors.us
Fax Number: 201-995-8679
If you choose to email the Election Form to Mindray, you must scan the Election Form in its entirety and email it to the email address above.

We cannot accept Election Forms by any other means of delivery other than those means identified above. The method by which you deliver the signed Election Form to Mindray is at your option and risk and delivery will be effective only when the Election Form is actually received by us. You should allow sufficient time to ensure timely delivery. If we do not receive a valid Election Form from you prior to the deadline described in the response to Question 4 above, you will be deemed to have rejected the Offer.

If you need another Election Form or need additional information, please contact Maryellen Hoffman at (201) 995-8303 or send an email to me.hoffman@datascopemonitors.us. If you request an Election Form, be sure to allow at least three business days for delivery to you.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any Election Form, nor will we incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the Election Form and validity, including time of receipt, of elections. Our determination of these matters will be final and binding.

Other. If the Election Form is signed by trustees, executors, administrators, guardians, attorneys-in-fact or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and submit evidence satisfactory to Mindray of their authority to act in this capacity.

Your election to accept or reject the Offer will become irrevocable upon the expiration time of the Offer. Be sure to read your Election Form. The effectiveness of any election that you may make to accept the Offer is subject to the eligibility conditions described in the response to Question 5 above.

Your election to participate in the Offer pursuant to the terms and conditions described in this Offer Circular constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for cancellation of the Eligible Options that you tender will constitute a binding agreement between you and us on the terms and subject to the conditions of this Offer Circular.

You are responsible for the method of delivery of your Election Form and ensuring that we receive your Election Form before the expiration time of the Offer. You should allow sufficient time to ensure timely delivery of your Election Form. If you miss the deadline, you will not be allowed to participate in the Offer.

9.	Can I choose which options I want to tender?

No. The Offer is being made on an “all or nothing” basis, which means that if you accept the Offer you must accept it as to all of your Eligible Options. You may not elect to tender only a portion of your Eligible Options.

10.	Can I tender options that I have already exercised?

No. The Offer applies only to the portions of your Eligible Options that are unexercised and outstanding as of Expiration Date. It does not apply in any way to Shares that you purchased by exercising options or to any portion of an Eligible Option that you exercise before the Expiration Date.

If you have exercised an Eligible Option in its entirety, that option is no longer outstanding and is therefore not included in the Offer. However, if you have exercised an Eligible Option in part, the remaining outstanding unexercised portion of the option grant is included in the Offer and may be tendered in the exchange.

For example, if you have an Eligible Option to purchase 100 Shares, but you have already exercised it with respect to 50 Shares, you may tender the unexercised portion of the Eligible Option relating to the 50 remaining Shares.

11.	Do I have to pay money or taxes if I accept the Offer?

No. If you accept the Offer, you will not be required under current law to recognize income for United States federal income tax purposes on the Expiration Date or on the date the Replacement Options are granted.

12.	What if I change my mind?

If you file an Election Form and want to change or withdraw your election, you may do so by filing a new Election Form indicating your new acceptance or rejection of the Offer in accordance with the procedures described in the response to Question 8 above, so that we receive your new Election Form before the expiration time of the Offer. We will rely on the last Election Form that you validly file and we receive before the expiration time of the Offer.

If you want to change your election and you need a new Election Form, you may request one from Maryellen Hoffman at (201) 995-8303 or send an email to me.hoffman@datascopemonitors.us.

13.	Can the Offer be modified?

Yes. Prior to the expiration time of the Offer, we may, in our sole discretion, extend, modify or revoke the Offer. We will notify you if the Offer is revoked. You will also be notified (and given an opportunity to change any Election Form that you may have previously filed) if we modify the Offer in any material manner.

We are not aware of any jurisdiction where the Offer, the acceptance of the Offer or the grant of Replacement Options would violate applicable law. If we become aware of any jurisdiction where the Offer would violate applicable law, we will revoke the Offer in cases where applicable law cannot be satisfied. We may, where necessary, make the grant of Replacement Options conditional on any required legal filings or approvals, modify the terms of the Replacement Options to the extent necessary to satisfy applicable law, and we may delay the grant of Replacement Options in cases where filings or approvals are required and have not been obtained.

14.	What happens if I accept the Offer but my employment terminates before the expiration time of the Offer?

You must be employed by Mindray or one of its affiliates at the expiration time of the Offer in order to participate in the Offer. Therefore, if you resign, quit or die, or if your employment with Mindray or any of its affiliates terminates for any reason whatsoever before the expiration time of the Offer, you will not be able to participate in the Offer. If you submitted an Election Form prior to the date your employment is terminated, then your termination of employment will automatically be deemed to be a withdrawal of your election to participate. However, your Eligible Options will not be cancelled under those circumstances and your right to exercise your Eligible Options will continued to be governed by the Share Incentive Plan and the award agreement you signed when you received those Eligible Options.

15.	What happens if I accept the Offer but I go on leave before the expiration time of the Offer?

If you take a leave of absence that is authorized by Mindray or any of its affiliates, you will be treated as being employed by Mindray or its applicable affiliate for purposes of the Offer while on leave. This is true regardless of whether your authorized leave is a paid leave of absence or an unpaid leave of absence.

16.	What will happen to my Eligible Options if I do not accept the Offer?

Participation in the Offer is entirely voluntary. If you do not accept the Offer, your Eligible Options will remain outstanding in accordance with their terms.

17.	What will happen to my Eligible Options if I accept the Offer?

By signing your Election Form and indicating that you accept the Offer, you agree to the cancellation of your Eligible Options and agree to the provisions of the release set forth in the Election Form. The release will operate as an unconditional release by you and your trustees, executors, administrators, guardians, attorneys-in-fact or others acting in a fiduciary or representative capacity of all rights and remedies relating to your Eligible Options.

By agreeing to the release, you agree that your Eligible Options, and all of your rights with respect to your Eligible Options, automatically terminate at the expiration time of the Offer. You retain, of course, your right to receive Replacement Options on the terms and conditions described in this Offer Circular.

18.	If I accept the Offer, when will my Eligible Options be cancelled?

If you accept the Offer, your Eligible Options will be cancelled on the first business day following the Expiration Date. We expect that that the cancellation date will be March 16, 2009. If the Expiration Date is extended, the cancellation date will be similarly extended.

19.	After Replacement Options are granted, what happens if my options again end up “underwater”?

There is no guarantee that the price of our ADSs will increase after the Replacement Options are granted. Therefore, your Replacement Options could end up being “underwater.” Furthermore, we currently do not plan to make a similar option exchange offer in the future.

20.	Will the Offer affect my benefits under Mindray-sponsored U.S. employee benefit plans?

No. The Offer will not affect your benefits under Mindray-sponsored U.S. employee benefit plans.

DESCRIPTION OF TERMS AND CONDITIONS OF REPLACEMENT OPTIONS
This section provides important information regarding the Replacement Options to be granted as part of the Offer. The information in this section is qualified in its entirety by the more detailed information set forth in the form of option agreement that will evidence each grant of Replacement Options and by the more detailed information set forth in our Share Incentive Plan.
21.	What will be the terms and conditions of the Replacement Options?

The Replacement Options will be granted under and subject to the terms and conditions of the Share Incentive Plan. If you accept the Offer, the form of option agreement that will evidence your grant of Replacement Options will be substantially similar to the form of written option agreement (including the attached Terms and Conditions and the attached required Form of Exercise Agreement) that was signed by us and used to evidence the corresponding cancelled Eligible Options.

22.	When will the Replacement Options be granted?

The Replacement Options will be granted on the first business day after the Expiration Date, which is the same date that the Eligible Options that are tendered in the exchange will be cancelled. We expect that the Replacement Option grant date will be
March 16, 2009. If the Expiration Date is extended, then the Replacement Option grant date will be similarly extended.

23.	If I accept the Offer, how many Replacement Options will I be granted?

If you elect to participate in the Offer, for each Eligible Option you tender for exchange you will receive a Replacement Option that will entitle you to purchase a fewer number of our Shares than the Eligible Option it replaces. The number of Shares underlying the Replacement Option will be determined by multiplying the number of Shares underlying the Eligible Option you tender for exchange by the exchange ratio applicable to that option.

The exchange ratios selected for the Offer are intended to result in the issuance of Replacement Options that, in the aggregate, have a fair value approximately equal to the fair value of the Eligible Options tendered in the exchange as calculated using the Black-Scholes valuation method. Black-Scholes is a mathematical formula used to calculate the theoretical present value of a stock option using variables such as our Share price, exercise price, volatility and expected option term.

We have established exchange ratios for the Eligible Options depending on their exercise prices. In addition, one of the factors used to determine the fair value of the Replacement Options is the price of our ADSs on the last NYSE trading day before the Replacement Options are granted (the “Closing Price”). Because we will not be able to determine the Closing Price until the Offer is completed, we have established a range of exchange ratios based on different ADS prices. The following tables set forth the exchange ratios we have established for this Offer and the range of ADS prices applicable to each exchange ratio. The exchange ratio that will ultimately apply to your Eligible Option will depend on the Closing Price.

Eligible Option Exercise Price of $40.20, $38.80 or $38.36:

Closing Price	Exchange Ratio*
$14 to $15.99	1 : 0.40
$16 to $17.99	1 : 0.45
$18 to $19.99	1 : 0.55
$20 to $21.99	1 : 0.60
$22 to $23.99	1 : 0.65
$24 to $25.99	1 : 0.70
Eligible Option Exercise Price of $35.31:

Closing Price	Exchange Ratio*
$14 to $15.99	1 : 0.45
$16 to $17.99	1 : 0.50
$18 to $19.99	1 : 0.60
$20 to $21.99	1 : 0.65
$22 to $23.99	1 : 0.70
$24 to $25.99	1 : 0.75
Eligible Option Exercise Price of $24.01:

Closing Price	Exchange Ratio*
$14 to $15.99	1 : 0.67
$16 to $17.99	1 : 0.75
$18 to $19.99	1 : 0.85
$20 to $21.99	1 : 0.90
$22 to $23.99	1 : 0.97
$24 to $25.99	1 : 1

*	The exchange ratios above are expressed as the number of Shares underlying the Eligible Option that you will exchange : the number of our Shares underlying the Replacement Option.
The total number of Shares subject to the Replacement Option you will receive in exchange for a tendered Eligible Option will be determined by applying the exchange ratio to the number of our Shares subject to that Eligible Option and rounding to the nearest whole share. For example, if you hold an Eligible Option that entitled you purchase 100 Shares at $38.80 per Share and the Closing Price is $20, the exchange ratio applicable to your Eligible Option will be 1 : 0.60 and you will receive a Replacement Option that will entitle you to purchase 60 Shares.

24.	What will be the exercise price of the Replacement Options?

The exercise price per Share of the Replacement Options will be equal to the last reported sales price of our ADSs on the NYSE on the last trading day prior the date the Replacement Options are granted.

25.	When will the Replacement Options vest?

If you accept the Offer, each Replacement Option that you will be granted will vest and become exercisable on the same vesting schedule that applied to the corresponding cancelled Eligible Option. Therefore, if your Eligible Option was vested as to 50% of the Shares underlying that Eligible Option on the date it is cancelled, your Replacement Option will also be vested as to 50% of the Shares underlying that Replacement Option (and the remaining 50% of the underlying Shares will continue to vest on the same vesting schedule that applied to your cancelled Eligible Option).

26.	When will my Replacement Options expire?

Each Replacement Option will have the same expiration date as your corresponding Eligible Option you tendered for exchange (subject to earlier termination due to your termination of employment or in connection with a change in control event as provided in the Share Incentive Plan).

27.	Is there any other difference between the terms and conditions of the Replacement Options and the Eligible Options?

The Replacement Options will be subject to substantially the same terms and conditions as the corresponding cancelled Eligible Options. Without limiting the generality of this provision, the Replacement Options will be subject to the same termination of employment and change in control provisions that would have applied to the corresponding cancelled Eligible Options.
OTHER PROVISIONS; ADMINISTRATION
This section describes certain other aspects of the Offer, including the fact that the Offer does not confer any employment rights, and certain administrative information regarding the Offer.
28.	Does the Offer give me any rights to continued employment by Mindray?

No. The Offer does not have any effect on your employment status or give you any right to continued employment with Mindray or any of its affiliates. You will remain an at-will employee (subject to any express written employment agreement that you may have to the contrary) regardless of whether you elect to participate in the Offer. That means that you are not guaranteed employment for any period of time.

29.	How do I make a claim for payment of other benefits I may be owed?

If you accept the Offer, you generally will not have to take any other action to receive the grant of Replacement Options in exchange for your cancelled Eligible Options. If, however, you believe that you are being denied a benefit to which you are entitled, you should file a written request with Mindray. The request should include the reasons for your claim. Any written claim request should be sent to:
Maryellen Hoffman
Manager, Human Resources
Datascope Patient Monitoring
A Mindray Global Company
800 MacArthur Blvd.
Mahwah, NJ 07430
Email address: me.hoffman@datascopemonitors.us
Fax number: (201) 995-8679
30.	Who will administer and pay the costs of administering the Offer?

Mindray will make all administrative decisions regarding the Offer and the exchange of Eligible Options for Replacement Options. Without limiting that authority, we have the authority, in our sole discretion, to determine all questions as to the form of documents and the validity, eligibility, and acceptance of any election to participate in the Offer. Our determination on these matters will be final and binding on all persons. We reserve the right to waive any condition of the Offer, but no such waiver shall operate as or be construed to be a subsequent waiver of the same provision or any other provision of the Offer. We are not obligated to give any notice of any defects or irregularities in Election Forms, nor will anyone incur any liability if you fail to return a valid Election Form.

We will pay the expenses of administering the Offer and the grant of Replacement Options.

We will not retain, nor will we pay any fees or commissions for, any broker, dealer, or other person to solicit elections to accept the Offer. Any such solicitation is prohibited.

31.	What is the price of our Shares?

Our ADSs are traded on the NYSE under the symbol “MR.” On March 9, 2009, the last reported sales price per Share on the NYSE was $19. We recommend that you obtain current market quotations for our ADSs before deciding whether to participate in the Offer.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
Questions 32 through 37 below discuss the material United States federal income tax considerations that relate to the Offer and the exchange of Eligible Options and explain certain principles related to the taxation of options.
The following discussion is based on present United States federal tax laws and regulations, and is not a complete description of the United States federal tax laws. You may also be subject to certain state and local, franchise and other taxes that are not described below. Gift and estate taxes are also beyond the scope of the following discussion. International tax issues are also beyond the scope of the following discussion. If you are employed or live outside of the United States, or if you are not a United States citizen, you may be subject to foreign taxes and it is possible that none of the topics covered in the following discussion are relevant to your particular circumstances. You should consult your own tax advisor with respect to the application of the general principles discussed in this Offer Circular to your particular situation and the impact of foreign, state, local, estate and/or gift taxes.
32.	What is the effect of the Offer under Unites States tax law?

If you accept the Offer, there will be no United States federal income tax consequences with respect to the cancellation of your tendered Eligible Options or with respect to the grant of your Replacement Options.

33.	If my Eligible Options are incentive stock options will my Replacement Options also be incentive stock options?

To the extent that your tendered Eligible Options are incentive stock options (as indicated on your Option Agreements) your corresponding Replacement Options will also be incentive stock options (provided that, as of the date the Replacement Options are granted, you are eligible for the grant of incentive stock options and thereafter continue to meet the eligibility requirements for incentive stock options under the terms of the Share Incentive Plan and your Option Agreements). However, the holding period required for incentive stock options to obtain, possibly beneficial, capital gains tax treatment at the time of the sale of the Shares will start over as of the date the Replacement Options are granted. In the event that you are not eligible, as of the date the Replacement Options are granted, to receive incentive stock options your Replacement Options will be nonqualified options. Further, even if your Replacement Options are indicated as incentive stock options on your Option Agreement for your Replacement Options, your Replacement Options may become nonqualified options if you do not satisfy the various requirements for incentive stock options contained in the Share Incentive Plan and your Option Agreements.

If your Eligible Options are incentive stock options, you should discuss the differing federal income tax consequences between incentive stock options and nonqualified options with your own tax advisor before accepting the Offer.

34.	Is the exercise of a Replacement Option taxable to me?

Whether or not the exercise of a Replacement Option will be taxable to you will depend on whether the Replacement Option is an incentive stock option (sometimes referred to as “ISOs”) or a nonqualified option (sometimes referred to as “NQSOs”).

NQSOs. When you exercise a NQSO, you will generally recognize ordinary income equal to the difference between the exercise price and the fair market value of the Shares at the time of exercise.

For example, assume that you exercise a NQSO to acquire 100 Shares, that the exercise price of the NQSO is $20 per Share and that the fair market value of a Share at the time of exercise is $25. You will recognize $500 of ordinary income in connection with the exercise. (The per Share gain is $5, $5 multiplied by the 100 Shares acquired equals $500.)

ISOs. Unlike NQSOs, the timely exercise of ISOs is not a taxable event for ordinary income tax purposes. An ISO is not timely exercised unless it is exercised while you are an employee or officer of Mindray or one of its affiliates (or within certain post-termination of employment periods specified in the Internal Revenue Code). However, the excess of the fair market value of the Shares that you receive upon exercise of an ISO over the exercise price of the ISO is includable in your alternative minimum taxable income even though it is generally not includable in your income for ordinary tax purposes. Contact your personal tax advisor for more information on the alternative minimum tax.

35.	What are the tax consequences of selling Shares that I acquire upon exercise of my Replacement Option?

The tax consequences of selling the Shares that you acquire upon exercise of a Replacement Option depend on whether you acquired the Shares upon exercise of an NQSO or an ISO.

NQSOs. Generally, your basis in the Shares acquired on exercise of a NQSO is equal to the fair market value of the Shares on the date they are acquired, and, upon subsequent disposition, any further gain or loss is taxable as either short-term or long-term capital gain or loss, depending on how long you hold the Shares. Long-term capital gain or loss treatment is generally available only for Shares owned for more than twelve months. The holding period commences on the date you acquire the Shares, not on the date the Replacement Options are granted.

For example, assume that you exercise a NQSO to acquire 100 Shares, that the exercise price of the NQSO is $20 per Share and that the fair market value of a Share at the time of exercise is $25. Your basis in the 100 Shares acquired would be $25 per Share. If you later sell the Shares for $35 per Share, the additional $10 gain per Share will be taxable to you as either a short-term or long-term capital gain, depending on how long you held the Shares.

ISOs-Qualifying Disposition. If you exercise an ISO and hold the Shares acquired upon exercise of the ISO for a period of at least two years from date the Replacement Options are granted and for at least one year from the date of exercise (the “Required Holding Period”) before disposing of the Shares, you will recognize long-term capital gain or loss in an amount equal to the difference between the sales price of the Shares and the exercise price of the ISO.

For example, assume that you exercise an ISO to acquire 100 Shares, that the exercise price of the ISO is $20 per Share and that the fair market value of a Share at the time of exercise is $25. Your basis in the 100 Shares acquired will be $20 per Share. (The timely exercise of an ISO is not a taxable event for ordinary income tax purposes – your basis in the Shares will equal what you pay for them.) If you sell the Shares after satisfying the Required Holding Period for $30 per Share, the $10 gain per Share will be taxable to you as a long-term capital gain.

ISOs-Disqualifying Disposition. If you dispose of Shares acquired upon exercise of an ISO without satisfying the Required Holding Period (a “Disqualifying Disposition”), you will generally recognize ordinary income at the time of such Disqualifying Disposition equal to the difference between the exercise price of the ISO and the value of the Shares on the date you exercise the ISO. In no event, however, will the amount of this ordinary income exceed the difference between the exercise price of the ISO and the amount realized on such Disqualifying Disposition. Any remaining gain or net loss is treated as a short-term or long-term capital gain or loss, depending upon how long you hold the Shares. You must promptly notify Mindray in writing of a Disqualifying Disposition.

For example, assume that you exercise an ISO to acquire 100 Shares, that the exercise price of the ISO is $20 per Share and that the fair market value of a Share at the time of exercise is $25. Your basis in the 100 Shares acquired will be $20 per Share. (The timely exercise of an ISO is not a taxable event for ordinary income tax purposes – your basis in the Shares will equal what you pay for them.) Now, assume that you sell the Shares before satisfying the Required Holding Period for $30 per Share. Based on that assumption, you will recognize $5 of ordinary income in connection with the Disqualifying Disposition for each Share sold and you will have an additional $5 short or long-term capital gain, depending on how long you held the Shares, for each Share sold.

36.	Will taxes be withheld when I exercise my New Options?

NQSOs. Upon the exercise of a NQSO (other than by a person who is not an employee and was not an employee at the time the option was granted), Mindray will be required to withhold federal income and employment taxes. Typically, federal income taxes will be withheld at the supplemental wage-withholding rate (currently 25%). Social Security taxes (to the extent that your compensation has not reached the Social Security wage base limitation for the year of exercise) will be withheld at 6.2% and Medicare tax will be withheld at 1.45%. (There is currently no wage base limitation for Medicare taxes.) State and local tax withholding may also be required, depending on your state of employment. It is important to note that the amount of federal and/or state income taxes withheld may not be sufficient to cover your actual tax liability and you will be responsible for any shortfall.

Since regular compensation will not typically be sufficient to cover the amount due, you will be required to pay or provide for payment to Mindray of the applicable withholding amount. Mindray may, in its sole discretion, reduce the amount of Shares deliverable or other amount payable pursuant to your option to satisfy applicable withholding requirements, or permit you to deliver Shares already owned in payment of the applicable withholding requirements at the then market value of the Shares. More likely, Mindray will require you to pay or provide for the cash payment of such withholding amounts.

ISOs. Tax withholding is not required upon the exercise of an ISO under current law. If a Disqualifying Disposition occurs, the Company can satisfy applicable tax withholding requirements (if any) through one or more of the methods described above with respect to NQSOs. You must give the Company prompt written notice of a Disqualifying Disposition.

37.	Could a change in tax law affect my benefits?

Yes. Congress may change the relevant tax law at any time, and these changes may be retroactive to before the date of enactment. These changes may have a material effect on the benefit you expect to receive by electing to participate in or by not electing to participate in the Offer.

ADDITIONAL INFORMATION
          If you have any questions with respect to the Offer, the Replacement Options, or any other matters discussed in this Offer Circular, please contact Maryellen Hoffman at (201) 995-8303 or at the following address:
Maryellen Hoffman
Manager, Human Resources
Datascope Patient Monitoring
A Mindray Global Company
800 MacArthur Blvd.
Mahwah, NJ 07430
Email address: me.hoffman@datascopemonitors.us
Fax number: (201) 995-8679